SEC Mail Processing Section

FEB 25 2011

Washington, DC

11018529

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-59788~~ 8-68387

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Production Finance Corporation, LLC
DBA Resource Production Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Plaza 5 Harborside Financial Center
(No. and Street)

New Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Messina (201) 633-4720
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Christopher Messina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Production Finance Corporation, LLC DBA Resource Production Advisors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] 2/23/2011
Signature

CEO
Title

GLORIA ALICEA
A Notary Public of New Jersey
My Commission Expires DECEMBER 28, 2015

[signature] 2/23/11
Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRODUCTION FINANCE CORPORATION, LLC
DBA RESOURCE PRODUCTION ADVISORS, LLC
Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 222,764
Prepaid expenses	5,098
Client reimbursable expenses	1,688
Total assets	$ 229,550
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 61,406
Due to affiliates	2,000
Total current liabilities	63,406
MEMBER'S EQUITY	166,144
Total liabilities and member's equity	$ 229,550

The accompanying notes are an integral part of this statement.

1. NATURE OF BUSINESS

Production Finance Corporation, LLC d/b/a Resource Production Advisors LLC (the "Company"), was formed under the laws of the State of Delaware on June 24, 2009 and received its Certificate of Authority in the State of New Jersey doing business as Resource Production Advisors LLC on July 8, 2009. The company's primary business is as an investment bank working on behalf of commodity-producing companies to help them raise capital via financing methods that permit qualified institutional investors to invest capital into the issuing company in return for a share of the company's physical commodity production. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's FINRA license was approved on April 15, 2010.

The Company was formed in Delaware and the initial Members provided capital to the Company in June 2009. The Members of the Company, through reorganization on December 9, 2009, exchanged their Membership Interests in the Company for Member Interest in RPA Holdings, LLC (the "Parent").

Production Finance Corporation, LLC is using the name Resource Production Advisors LLC for business purposes.

The Company maintains an office in the state of New Jersey.

2. GOING CONCERN CONSIDERATIONS

The Company has incurred a loss from operations' and negative cash flows. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management is confident that it will be able to secure financing so that it can fund its operations for the next twelve months through 2011. However, if the Company is unable to raise sufficient funds to finance its operations in the short term, there is substantial doubt it will continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Revenue

Pursuant to various agreements entered into by the Company and third parties (the Company's clients who intend to issue one or more Resource Production Certificates ("RPCs")) the Company receives success fees in connection with providing transaction structuring advice with the goal of consummating capital investment from Qualified Institutional Buyers to these third parties. Non-refundable retainers which are an advance against said success fees are paid by issuing clients for structuring and investment banking/capital markets advisory services received in connection with the aforementioned agreements.

Cash

Cash is held primarily at one major financial institution, which is a member of Federal Deposit Insurance Corporation ("FDIC"). At times, the amount of cash on deposit at this financial institution may exceed the FDIC insurance limit. The Company may be exposed to credit risk on any portion of cash that exceeds the FDIC insurance limit.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, therefore, no provision has been made in the accompanying financial statement for federal or state income taxes.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $5,000 or 12.5% of aggregate indebtedness. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2010, the Company had net capital, as defined, of $159,358, which was $151,432, in excess of the required net capital of $7,926.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safe-keep customer securities.

5. RELATED PARTY

The Company is 100% owned by the Parent. As of December 31, 2010, the Company has a $2,000 balance due to the Parent. This balance pertains to two FINRA bills paid by the parent on behalf of the Company.

Members of the Parent are acting as consultants to the Company and getting paid consulting fees from the Company as compensation for their management of the Company.

6. COMMITMENTS

The company currently lease from Regus Office Suites. The Company leases office space under non-cancelable operating leases through June 30, 2011, for its offices. Future minimum lease payments under the non-cancelable operating leases are as follows at December 31:

	Amount
Year ending December 31, 2011	$ 14,496
	$ 14,496

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2010 through the date the financial statements were available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

PRODUCTION FINANCE CORPORATION, LLC
DBA RESOURCE PRODUCTION ADVISORS, LLC

December 31, 2010

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Resource Production Advisors, LLC

We have audited the accompanying statement of financial condition of Resource Production Advisors LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Resource Production Advisors LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has incurred a net loss and negative cash flows during the year ended December 31, 2010. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

New York, New York
February 25, 2011